United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of

September 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES WORK STOPPAGE AT SAN JOSÉ MINE

SPOKANE, WASHINGTON – September 23, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) announced today that it has been advised by Minera Santa Cruz SA (“MSC”), that production has been suspended at the San José Mine in Argentina due to a work stoppage by a group of employees which is not supported by the unions. The San José project is operated by MSC, which is owned 51% by Hochschild Mining plc and 49% by Minera Andes.

The Corporation will keep the market informed of developments as they occur.

Daily production at the San José mine has been running at a rate of approximately 32,600 silver equivalent ounces (of which the share attributable to Minera Andes is approximately 16,000 silver equivalent ounces).

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds three significant assets:

1.  49% interest in Minera Santa Cruz SA, the company that operates the San Jose Mine, one of the world’s largest primary silver mines;

2.  100% interest in the Los Azules copper project, which is subject to a back-in right for 51% held by Xstrata. This back-in right expires on October 1, 2009;

3.  A portfolio of exploration properties near and around its existing assets.  Drilling on three of these properties will begin in November.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office. Visit our Web site: www.minandes.com.

Helen Bilhete Director, Invesrot Relations 99 George St. 3rd Floor Toronto, Ontario, Canada M5A 2N4 Toll-Free Tel: 647-258-0395 Fax: 647-258-0408 E-mail: investrors@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information, including those related to the resumption of work at the San José Mine.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.	News Release 09-38 Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ James K. Duff
James K. Duff, Chief Operating Officer

Dated:  September 28, 2009